Exhibit (21)

Subsidiaries of Energy Group and Central Hudson as of December 31, 2007.

Name of Subsidiary	State or other Jurisdiction of Incorporation	Name under which Subsidiary conducts Business

Central Hudson Gas & Electric Corporation	New York	Central Hudson Gas Electric Corporation

Phoenix Development Company, Inc.	New York	Phoenix Development Company, Inc.

Central Hudson Enterprises Corporation	New York	Central Hudson Enterprises Corporation

Griffith Energy Services, Inc.	New York	Griffith Energy Services, Inc.